UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Luís Manuel da Costa de Sousa de Macedo, General Secretary

Pharol, SGPS S.A.

(formerly known as Portugal Telecom, SGPS, S.A.)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250-133 Lisboa, Portugal

+351-212-697-949

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Pharol, SGPS S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,097,076(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 231,097,076(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,097,076(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 40.74%(2)

14.	Type of Reporting Person CO

(1)  Includes (a) 128,213,478 Common Shares of Oi S.A. (“Oi”) held directly by Pharol, SGPS S.A. (“Pharol”), (b) 55,448,726 Common Shares held by Bratel B.V., the other Reporting Person and a subsidiary of Pharol, and (c) 47,434,872 Common Shares with respect to which Pharol has a call option, as described in Item 4 of this Statement on Schedule 13D.

(2)  The percentage reported in Row (13) assumes that all the Common Shares subject to Pharol’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi and its subsidiaries until the earlier of the exercise or expiration of the call option.  Pursuant to the new bylaws of Oi approved on September 1, 2015, Pharol’s voting power, direct and indirect, is limited to 15% of the number of Common Shares of Oi in which the voting capital stock is divided.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,448,726

	8.	Shared Voting Power 0(1)

	9.	Sole Dispositive Power 55,448,726

	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,448,726(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.67%(1)

14.	Type of Reporting Person CO

(1)  The percentage reported in Row (13) assumes that all the Common Shares subject to Pharol’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi and its subsidiaries until the earlier of the exercise or expiration of the call option.  Pursuant to the new bylaws of Oi approved on September 1, 2015, Pharol’s voting power, direct and indirect, is limited to 15% of the number of Common Shares of Oi in which the voting capital stock is divided.

Schedule 13D

Preliminary Statement

This Amendment No. 8 (this “Amendment”) amends the Statement on Schedule 13D, filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on October 8, 2013 (“Amendment No. 1”), Amendment No. 2 filed on February 27, 2014 (“Amendment No. 2”), Amendment No. 3 filed on May 14, 2014 (“Amendment No. 3”), Amendment No. 4 filed on July 28, 2014 (“Amendment No. 4”), Amendment No. 5 filed on September 17, 2014 (“Amendment No. 5”), Amendment No. 6 filed on March 30, 2015 (“Amendment No. 6”) and Amendment No. 7 filed on August 7, 2015 (“Amendment No. 7”; the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, and as further amended by this Amendment, this “Statement”), by the Reporting Persons.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and/or Amendment No. 7 (as applicable).

On October 1, 2013, Pharol, SGPS S.A. (formerly known as Portugal Telecom, SGPS, S.A., the “Company”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), Pasa Participações S.A. (“Pasa”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil” and, together with AG Telecom, LF Tel, Pasa, EDSP75 and Telemar Participações S.A. (“TmarPart”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of the Company and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of the Company and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of the Company, Oi and the Oi Holding Companies into TmarPart.  The Company and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi has become the owner of the PT Assets (as defined below).  Under the original structure for the Business Combination contemplated by the MOU, Oi was expected to become a wholly owned subsidiary of TmarPart through the merger of shares (incorporação de ações) of Oi with TmarPart (the “Merger of Shares”), and the Company was expected to merge with and into TmarPart with TmarPart as the surviving company (the “Portugal Telecom Merger”).

As previously reported in Amendment No. 3, on May 5, 2014, Oi completed the Oi Capital Increase (as defined in Amendment No. 1), pursuant to which, among other things, Oi issued Common Shares and Preferred Shares to the Company in exchange for the transfer by the Company to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned the PT Assets (as defined in Amendment No. 3).

As previously reported in Amendment No. 4, the PT Assets included all of the shares of PT Portugal and Portugal Telecom International Finance B.V. (“PTIF” and, together with PT Portugal, the “Oi Subsidiaries”), which held certain short-term investments (the “Rioforte Investments”) issued by Rio Forte Investments S.A. (“Rioforte”).  The Rioforte Investments, in

Schedule 13D

the aggregate amount of €897 million, matured on July 15 and 17, 2014 and were not repaid by Rioforte.  On July 15, 2014, the Company and Oi entered into a new memorandum of understanding (the “Second MOU”) with respect to the Rioforte Investments and the Business Combination that was described in Amendment No. 4.  The Second MOU provided that its terms would be implemented through definitive agreements (the “Definitive Agreements”) to be agreed among the parties, including agreements with respect to the Exchange and the Call Option described in Amendment No. 4.

As previously reported in Amendment No. 5, on September 8, 2014, an extraordinary general shareholders’ meeting of the Company shareholders approved the execution by the Company of the Definitive Agreements, including the Exchange Agreement, and Other Covenants (the “Exchange Agreement”) and the Call Option Agreement, and Other Covenants (the “Call Option Agreement”), based on the terms of the Exchange Agreement and Call Option Agreement agreed by the parties thereto (with execution subject to approval by the Company shareholders and other conditions) on July 28, 2014.  The Definitive Agreements were executed on September 8, 2014.

As previously reported in Amendment No. 6, the Exchange was consummated on March 30, 2015, pursuant to which (1) the Company deposited the Restricted Shares with the Depositary and instructed the Depositary to register the transfer of the Restricted ADSs to PTIF and (2) PTIF transferred to the Company the Rioforte Investments in the aggregate principal amount of €897 million in exchange for the Restricted Shares pursuant to the Exchange Agreement, as modified by the Rioforte Investments Assignment Agreement.

As previously reported in Amendment No. 7, on March 31, 2015, the shareholders of TmarPart decided to approve the merger of the entities that directly and indirectly own shares issued by Oi, including TmarPart, into Oi (the “New Oi Merger”) and a voluntary exchange of Oi’s preferred shares (the “Preferred Shares”) for Oi’s common shares (the “Common Shares”), at the option of the preferred shareholders (the “Voluntary Share Exchange”), the approval of new bylaws of Oi (the “New Oi Bylaws”), the election of Oi’s new Board of Directors (the “New Oi Board”), and other steps described in more detail under Item 4. Furthermore, on July 22, 2015, (1) the parties to the Global Shareholders’ Agreement entered into the Second Amendment to the Terms of Termination of the Global Shareholders’ Agreement, in order to amend the conditions for the implementation of the termination of the Global Shareholders’ Agreement, and (2) the parties to the Control Group Shareholders’ Agreement entered into the Second Amendment to the Terms of Termination of the Control Group Shareholders’ Agreement in order to amend the conditions for the implementation of the termination of the Control Group Shareholders’ Agreement.

On October 5, 2015, Oi announced the results of the Voluntary Share Exchange, with the exchange of certain Preferred Shares into Common Shares.  On October 8, 2015, the board of directors of Oi approved the Voluntary Share Exchange.

The Reporting Persons are filing this Amendment No. 8 to update the information previously reported in the following items of the Statement as a result of the completion of the New Oi Merger and the completion of the Voluntary Share Exchange.

Schedule 13D

Item 2.         Identity and Background

The information set forth in Exhibit 2 to the Statement, as updated in Amendment No. 7, is hereby further supplemented with the following information:

As a result of the completion of the New Oi Merger, Bratel Brasil was merged into Oi and has ceased to hold any Common Shares of Oi and to be a Reporting Person for purposes of this Statement.  A new agreement among the remaining Reporting Persons to jointly file this Amendment and future amendments to the Original Schedule 13D in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit 1.

The Company announced on September 2, 2015 that the Board of Directors had approved the appointment of Maria do Rosário Pinto-Correia and André Cardoso de Meneses Navarro to replace Milton Almicar Silva Vargas and Nuno Rocha dos Santos de Almeida e Vasconcellos, respectively.  In each of the foregoing cases, the new appointees were expected to complete the terms of the persons being replaced on the Company’s Board of Directors.  The members of the Board of Directors are listed in Exhibit 2 of this amendment.

The last two paragraphs of Item 2 of the Statement, as previously amended, are hereby amended and restated in their entirety as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 2 to the Amendment, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Exhibit 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.         Interest in Securities of the Issuer

Items 5(a),(b) and (c)

The information set forth in Items 5(a), (b) and (c) of the Statement is hereby amended by amending and restating the last two paragraphs at the end of the subsection of the Statement entitled “Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons” as follows:

After giving effect to the approval of the New Oi Bylaws and the completion of the New Oi Merger and the completion of the Voluntary Share Exchange, and in accordance with the terms of termination of the shareholder’s agreements, the Reporting Persons are deemed to beneficially own, directly and indirectly, 183,662,204 of Common Shares, or 35.34% of the

Schedule 13D

issued and outstanding Common Shares (and 231,097,076 of Common Shares, or 40.74% of the issued and outstanding Common Shares, assuming full exercise by the Company of the Call Option), but their voting power, individually and in the aggregate, is limited to 15% of Oi’s issued and outstanding share capital.

After giving effect to the approval of the New Oi Bylaws and the completion of the New Oi Merger and the completion of the Voluntary Share Exchange, and in accordance with the terms of termination of the Shareholder’s Agreements, the Reporting Persons are deemed to beneficially own, directly and indirectly, 27.18% of Oi’s issued and outstanding share capital (including Common Shares and Preferred Shares), assuming no exercise by the Company of the Call Option (and 31.96% of Oi’s share capital, assuming full exercise by the Company of the Call Option).

Item 5(e)

As a result of the completion of the New Oi Merger, Bratel Brasil was merged into Oi and ceased to exist.  As a result, Bratel Brasil has ceased to hold any Common Shares of Oi and to be a Reporting Person for purposes of this Statement.

Schedule 13D

Item 7.                                 Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of October 21, 2015, by and between the Reporting Persons, which supersedes previous Joint Filing Agreement, dated as of July 28, 2014.

2.	Directors and Executive Officers of the Reporting Persons.

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.10 of the Form 20-F of Pharol, SGPS S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.11 of the Form 20-F of Pharol, SGPS S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom, SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (incorporated by reference to Exhibit 9 of Amendment No. 1 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on October 8, 2013 (SEC File No. 005-83981)).

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom, SGPS, S.A. (incorporated by reference to Exhibit 10 of Amendment No. 1 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on October 8, 2013 (SEC File No. 005-83981)).

11.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English translation) (incorporated by reference to Exhibit 11 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

12.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English translation) (incorporated by reference to Exhibit 12 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

13.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 13 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

14.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 14 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

15.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 15 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

16.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 16 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

17.

First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 17 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

18.

Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 18 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

19.

First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 19 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

20.

Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 20 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

21.

Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 21 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

22.

Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 22 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

23.

Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 23 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

24.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English translation) (incorporated by reference to Exhibit 24 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

25.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ Participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 25 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

26.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English translation) (incorporated by reference to Exhibit 26 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

27.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English translation) (incorporated by reference to Exhibit 27 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

28.

Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntures da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English translation) (incorporated by reference to Exhibit 28 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

29.

Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntures da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English translation) (incorporated by reference to Exhibit 29 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

30.

Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English translation) (incorporated by reference to Exhibit 30 of Amendment No. 2 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on February 27, 2014 (SEC File No. 005-83981)).

31.

Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation) (incorporated by reference to Exhibit 31 of Amendment No. 3 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on May 14, 2014 (SEC File No. 005-83981)).

Schedule 13D

32.

Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom, SGPS, S.A. and Oi S.A. (English translation) (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on July 28, 2014 (SEC File No. 005-83981)).

33.

Exchange Agreement, and Other Covenants (Contrato de Permuta e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 33 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

34.

Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 34 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

35.

Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 35 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

36.

First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 36 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

Schedule 13D

37.

Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 37 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

38.

First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 38 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

39.

Second Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (2º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated September 8, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 39 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

40.

Second Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (2º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated September 8, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 40 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

Schedule 13D

41.

First Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “Corpco”) executed on February 19, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “Corpco”) firmado em 19 de Fevereiro de 2014), dated September 8, 2014, to be entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 41 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

42.

Terms of Commitment (Termo de Compromisso), dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 42 of Amendment No. 5 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

43.

Private Instrument of Commitment to Assign Rights, Obligations and Other Covenants (Instrumento Particular de Cessão de Direitos e Obrigações e Outras Avenças), dated March 24, 2015, among Portugal Telecom, SGPS, S.A., PT International Finance B.V., PT Portugal, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 43 of Amendment No. 6 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

44.

First Amendment to Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated March 31, 2015, among PT International Finance B.V. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 44 of Amendment No. 6 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

45.

Second Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. executed on February 19, 2014 and amended on September 8, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014 e aditado em 8 de Setembro de 2014), dated March 31, 2015, entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 45 of Amendment No. 6 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

Schedule 13D

46.

First Amendment to the Terms of Commitment (Termo de Compromisso), dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 46 of Amendment No. 6 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on September 17, 2014 (SEC File No. 005-83981)).

47.

Second Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 and amended on September 8, 2014 (2º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. celebrado em 19 de Fevereiro de 2014 e aditado em 8 de Setembro de 2014), dated July 22, 2015, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 47 of Amendment No. 7 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on August 7, 2015 (SEC File No. 005-83981)).

48.

Second Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 and amended on September 8, 2014 (2º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. celebrado em 19 de Fevereiro de 2014 e aditado em 8 de Setembro de 2014 ), dated July 22, 2015, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Jereissati Telecom S.A., Bratel Brasil S.A., and, as intervening parties, Telemar Participações S.A. and Pharol, SGPS S.A. (English translation) (incorporated by reference to Exhibit 48 of Amendment No. 7 to the Schedule 13D relating to Oi S.A., filed by Pharol, SGPS S.A., on August 7, 2015 (SEC File No. 005-83981)).

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2015

PHAROL, SGPS S.A.

By:	/s/ Luís Maria Viana Palha da Silva
	Name:	Luís Maria Viana Palha da Silva
	Title:	Chairman of the Board of Directors

By:	/s/ Luís Manuel da Costa de Sousa de Macedo
	Name:	Luís Manuel da Costa de Sousa de Macedo
	Title:	General Secretary

BRATEL B.V.

By:	/s/ Marlon Antonio Hironimo Martis
	Name:	Marlon Antonio Hironimo Martis
	Title:	Director B

By:	/s/ Luís Maria Viana Palha da Silva
	Name:	Luís Maria Viana Palha da Silva
	Title:	Director A

[Signature Page to Amendment No. 8 to the Schedule 13D of Oi S.A.]

Schedule 13D	Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 21, 2015

PHAROL, SGPS S.A.

By:	/s/ Luís Maria Viana Palha da Silva
	Name:	Luís Maria Viana Palha da Silva
	Title:	Chairman of the Board of Directors

By:	/s/ Luís Manuel da Costa de Sousa de Macedo
	Name:	Luís Manuel da Costa de Sousa de Macedo
	Title:	General Secretary

BRATEL B.V.

By:	/s/ Marlon Antonio Hironimo Martis
	Name:	Marlon Antonio Hironimo Martis
	Title:	Director B

By:	/s/ Luís Maria Viana Palha da Silva
	Name:	Luís Maria Viana Palha da Silva
	Title:	Director A

[Signature Page to Exhibit 1 to the Schedule 13D of Oi S.A.]

Schedule 13D	Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

PHAROL, SGPS S.A.

All of the following persons are citizens of the Republic of Portugal, except José Mauro Mettrau Carneiro da Cunha and Ricardo Malavazi Martins, who are citizens of the Federative Republic of Brazil; and Rafael Luís Mora Funes, who is a citizen of Spain. Unless otherwise noted below, (1) the principal occupation or employment listed below is a position with Pharol, SGPS S.A., and (2) the business address for each of the following persons is Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square, 1250-133, Lisboa, Portugal.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS
Board of Directors
Luís Maria Viana Palha da Silva	Chairman of the Board of Directors of Pharol, SGPS S.A.; Member of the Board of Directors of Oi S.A.; and Managing Director A of Bratel B.V.
André Cardoso de Menezes Navarro	Member of the Board of Directors of Pharol, SGPS S.A.; Member of the Board of Directors of Oi S.A.; and General Manager of Millennium Investment Bank	Av. Professor Dr. Cavaco Silva, Tagus Park, Edif. 2, piso 1, ala B, 2740-256 Porto Salvo, Portugal
Francisco Ravara Cary	Member of the Board of Directors of Pharol, SGPS S.A., Oi S.A. and Novo Banco, S.A.	Avenida da Liberdade, 195, 15º andar, 1250-142, Lisboa, Portugal
João do Passo Vicente Ribeiro	Member of the Board of Directors of Pharol, SGPS S.A.; and Alternate Member of the Board of Directors of Oi S.A.	Rua Maria Ulrich, 4 Bloco 4, 4.º andar A, 1070-169, Lisboa, Portugal
João Manuel Pisco de Castro	Member of the Board of Directors of Pharol, SGPS S.A.; Alternate Member of the Board of Directors of Oi S.A.; and Vice-President of Grupo Visabeira SGPS, S.A.	Avenida Almirante Gago Coutinho, 78, 1700-031, Lisboa, Portugal
Jorge Telmo Maria Freire Cardoso	Member of the Board of Directors of Pharol, SGPS S.A.; Alternate Member of the Board of Directors of Oi S.A.; and Chief Financial Officer of Novo Banco, S.A.	Avenida da Liberdade, 195, 15.º andar, 1250-141, Lisboa, Portugal

2-1

Schedule 13D

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS
José Mauro Mettrau Carneiro da Cunha	Member of the Board of Directors of Pharol, SGPS S.A.; and Chairman of the Board of Directors of Oi, S.A.	Praia de Botafogo, 300, 11.º andar, sala 1101, Botafogo, Rio de Janeiro, RJ, 22250-040, Brazil
Maria do Rosário Pinto-Correia	Member of the Board of Directors of Pharol, SGPS S.A.; and Chairman of Ferreira Marques & Irmão/Topázio	Rua Francisco George, 10-A, Alto da Faia, 1600-012, Lisboa, Portugal
Pedro Zañartu Gubert Morais Leitão	Member of the Board of Directors of Pharol, SGPS S.A.; and Alternate Member of the Board of Directors of Oi S.A.	Av. Elias Garcia, 14, 4.º andar, 1000-149, Lisboa, Portugal
Rafael Luís Mora Funes	Member of the Board of Directors of Pharol, SGPS S.A. and Oi S.A. Chairman of Webspectator
Ricardo Malavazi Martins	Member of the Board of Directors of Pharol, SGPS S.A.; and Member of the Board of Directors of Oi S.A.	Rua Curupacê, 635, 52P, Mooca, São Paulo, SP, Brazil
Executive Officers (other than those who are also members of the Board of Directors)
Luis Manuel da Costa de Sousa Macedo	General Secretary of Pharol, SGPS S.A.

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Schedule 13D

BRATEL B.V.

All of the following persons are citizens of the Netherlands, except Luís Maria Viana Palha da Silva and Bernardo Rhodes Sérgio Amado, who are citizens of the Republic of Portugal.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS
Board of Directors
Luís Maria Viana Palha da Silva	Chairman of the Board of Directors of Pharol, SGPS S.A.; Member of the Board of Directors of Oi S.A.; and Managing Director A of Bratel B.V.	Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square, 1250-133, Lisboa, Portugal
Marlon Antonio Hironimo Martis	Managing Director B of Bratel B.V.	Naritaweg 165 Telestone 8, 1043BW, Amsterdam, The Netherlands
Trust International Management (T.I.M.) B.V.	Managing Director B of Bratel B.V.	Naritaweg 165 Telestone 8, 1043BW, Amsterdam, The Netherlands
Bernardo Rhodes Sérgio Amado	Manager of the Finance Department of Pharol, SGPS S.A.; and Managing Director A of Bratel B.V.	Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square, 1250-133, Lisboa, Portugal

2-3